SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  ------------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)
                                (FINAL AMENDMENT)

                            Springs Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            Springs Industries, Inc.
                       Heartland Industrial Partners, L.P.
                      Heartland Springs Investment Company
                               Crandall C. Bowles
                                Frances A. Close
                                 Leroy S. Close
                                 Patricia Close
                                Elliott S. Close
                               Hugh W. Close, Jr.
                                 Derick S. Close
                               Katherine A. Close
                                  Anne S. Close
                               The Springs Company
                            Kanawha Insurance Company
                                  Trust No. 3-M
                                  Trust No. T-3
                                  Trust No. 3-3
                                Trust No. 11-A-3
                                Trust No. 11-B-3
                                Trust No. 11-C-3
                                 Trust No. 12-3
                                  Trust No. 4-M
                                  Trust No. T-4
                                  Trust No. 3-4
                                Trust No. 11-A-4
                                Trust No. 11-B-4

                                Trust No. 11-C-4
                                 Trust No. 12-4
                                  Trust No. 5-M
                                  Trust No. T-5
                                  Trust No. 3-5
                                Trust No. 11-A-5
                                Trust No. 11-B-5
                                Trust No. 11-C-5
                                 Trust No. 12-5
                                  Trust No. 6-M
                                  Trust No. T-6
                                  Trust No. 3-6
                                Trust No. 11-A-6
                                Trust No. 11-B-6
                                Trust No. 11-C-6
                                 Trust No. 12-6
                                  Trust No. T-7
                                  Trust No. 3-7
                                Trust No. 11-A-7
                                Trust No. 11-B-7
                                Trust No. 11-C-7
                                 Trust No. 12-7
                                  Trust No. 8-M
                                  Trust No. T-8
                                  Trust No. 3-8
                                Trust No. 11-A-8
                                Trust No. 11-B-8
                                Trust No. 11-C-8
                                 Trust No. 12-8
                                  Trust No. 9-M
                                  Trust No. T-9
                                  Trust No. 3-9
                                Trust No. 11-A-9
                                Trust No. 11-B-9
                                Trust No. 11-C-9
                                 Trust No. 12-9
                                 Trust No. 10-M
                                 Trust No. 10-A
                                 Trust No. 10-D
                                 Trust No. 10-E
                                Trust No. 11-A-10
                                Trust No. 11-B-10
                                Trust No. 11-C-10
                                 Trust No. 12-10
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

   Class A Common Stock, par value $.25 per share, of Springs Industries, Inc. Class B Common Stock, par value $.25 per share, of Springs Industries, Inc.
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                       851783 10 0 (Class A Common Stock)
                       851783 20 9 (Class B Common Stock)
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

      Crandall C. Bowles                             David A. Stockman
    Springs Industries, Inc.                 Heartland Industrial Partners, L.P.
     205 North White Street                    55 Railroad Avenue, 1st Floor
  Fort Mill, South Carolina 29715              Greenwich, Connecticut 06830
         (803) 547-1500                                (203) 861-2622

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                          With copies to:


       Elliott V. Stein, Esq.           W. Leslie Duffy, Esq.       Benjamin F. Stapleton, Esq.
    Wachtell, Lipton, Rosen & Katz     Cahill Gordon & Reindel         Sullivan & Cromwell
        51 West 52nd Street                80 Pine Street               125 Broad Street
      New York, New York 10019        New York, New York 10005       New York, New York 10004
           (212) 403-1000                   (212) 701-3000               (212) 558-4000


   This statement is filed in connection with (check the appropriate box):

         a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. |_| The filing of a registration statement under the Securities Act of 1933.

         c. |_|  A tender offer.

         d. |_|  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

         Check the following box if the filing is a final amendment reporting the results of the transaction: |X|

                            CALCULATION OF FILING FEE
---------------------------------------- ---------------------------------------
            Transaction                             Amount of Filing Fee
             Valuation*
---------------------------------------- ---------------------------------------

           $505,450,630.56                               $101,090.13
---------------------------------------- ---------------------------------------

* For purposes of calculating the fee only. Calculated in accordance with Exchange Act Rule 0-11. Assumes (1) the purchase of 10,645,300 shares of Class A Common Stock, par value $.25 per share, and Class B Common Stock, par value $.25 per share, of Springs Industries, Inc. at a price of $46.00 per share in cash and (2) a cash-out of 1,944,493 options to purchase Class A Common Stock for an aggregate of $15,766,830.56.

|X| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $101,578.82       Filing Party: Springs Industries, Inc.
                        ---------------                 ------------------------
Form or Registration No.: Schedule 14A    Date Filed: May 9, 2001
                          -------------               --------------------------

                                  INTRODUCTION

          This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement"), as previously amended, first filed on May 9, 2001. This Amendment No. 3 to the Transaction Statement is being filed with the Securities and Exchange Commission in connection with the merger (the "Merger") of Heartland Springs Investment Company, a South Carolina corporation ("Heartland Springs"), with and into Springs Industries, Inc., a South Carolina corporation ("Springs"), with Springs continuing as the surviving corporation, pursuant to the Recapitalization Agreement, dated as of April 24, 2001, as amended as of July 31, 2001, between Springs and Heartland Springs (the "Recapitalization Agreement"). The Recapitalization Agreement was formally approved by the shareholders of Springs at a special meeting of shareholders held on September 5, 2001 (the "Special Meeting"). The purpose of this Amendment No. 3 to the Transaction Statement is to report that on September 5, 2001 (the "Closing Date"), the transactions contemplated by the Recapitalization Agreement, including the Merger, were consummated. Capitalized terms used but not defined herein have the meanings given such terms in the Transaction Statement.

ITEM 5.       PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

              Item 5 is hereby amended and supplemented as follows:

              At the Special Meeting, the Recapitalization Agreement was approved by holders of more than two-thirds of the outstanding shares of Springs common stock and by more than a majority of votes cast by shareholders whose shares are being converted into cash in the Merger. On September 5, 2001, Heartland Springs was merged with and into Springs. As a result of the Merger, among other things, (1) each share of Springs common stock outstanding immediately prior to the Merger, other than shares held by the Close family, Heartland (and its co-investors) and Key Management Employees, was canceled and converted automatically into the right to receive $46.00 in cash, without interest, and (2) each share of Heartland Springs common stock was converted automatically into one share of Class A Common Stock.

ITEM 6.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

              Item 6 is hereby amended and supplemented as follows:

              The Merger was consummated on September 5, 2001.

ITEM 11.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

              ITEM 11 IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

              Immediately after the closing of the Merger, approximately 44% of the outstanding shares of Springs common stock was owned by Heartland (and its co-investors) and approximately 56% of the outstanding common stock was owned by the Close family. As a result of the Merger, Class A Common Stock ceased to trade on the New York Stock Exchange and became eligible for delisting from the New York Stock Exchange and for termination of registration pursuant to Section 12(g)(4) and

              12(h)(3) of the Exchange Act. Accordingly, on September 6, 2001, Springs filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission.

ITEM 16.      EXHIBITS.

              Item 16 is hereby amended and supplemented as follows:

              (a)(4) Press release issued by Springs Industries, Inc., dated September 5, 2001, announcing the consummation of the Merger.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Transaction Statement is true, complete and correct.



Date: September 6, 2001                       SPRINGS INDUSTRIES, INC.

                                              By: /s/ Crandall C. Bowles
                                                 ---------------------------
                                                 Crandall C. Bowles
                                                 Chairman of the Board and Chief
                                                 Executive Officer


Date: September 6, 2001                          /s/ Crandall C. Bowles
                                                 ------------------------------
                                                 Crandall C. Bowles


Date: September 6, 2001                          Frances A. Close*
                                                 Leroy S. Close*
                                                 Patricia Close*
                                                 Elliott S. Close*
                                                 Hugh W. Close, Jr.*
                                                 Derick S. Close*
                                                 Katherine A. Close*
                                                 Anne S. Close*
                                                 The Springs Company*
                                                 Kanawha Insurance Company*
                                                 Trust No. 3-M*
                                                 Trust No. T-3*
                                                 Trust No. 3-3*
                                                 Trust No. 11-A-3*
                                                 Trust No. 11-B-3*
                                                 Trust No. 11-C-3*
                                                 Trust No. 12-3*
                                                 Trust No. 4-M*
                                                 Trust No. T-4*
                                                 Trust No. 3-4*
                                                 Trust No. 11-A-4*
                                                 Trust No. 11-B-4*
                                                 Trust No. 11-C-4*
                                                 Trust No. 12-4*
                                                 Trust No. 5-M*
                                                 Trust No. T-5*
                                                 Trust No. 3-5*
                                                 Trust No. 11-A-5*
                                                 Trust No. 11-B-5*

                                                 Trust No. 11-C-5*
                                                 Trust No. 12-5*
                                                 Trust No. 6-M*
                                                 Trust No. T-6*
                                                 Trust No. 3-6*
                                                 Trust No. 11-A-6*
                                                 Trust No. 11-B-6*
                                                 Trust No. 11-C-6*
                                                 Trust No. 12-6*
                                                 Trust No. T-7*
                                                 Trust No. 3-7*
                                                 Trust No. 11-A-7*
                                                 Trust No. 11-B-7*
                                                 Trust No. 11-C-7*
                                                 Trust No. 12-7*
                                                 Trust No. 8-M*
                                                 Trust No. T-8*
                                                 Trust No. 3-8*
                                                 Trust No. 11-A-8*
                                                 Trust No. 11-B-8*
                                                 Trust No. 11-C-8*
                                                 Trust No. 12-8*
                                                 Trust No. 9-M*
                                                 Trust No. T-9*
                                                 Trust No. 3-9*
                                                 Trust No. 11-A-9*
                                                 Trust No. 11-B-9*
                                                 Trust No. 11-C-9*
                                                 Trust No. 12-9*
                                                 Trust No. 10-M*
                                                 Trust No. 10-A*
                                                 Trust No. 10-D*
                                                 Trust No. 10-E*
                                                 Trust No. 11-A-10*
                                                 Trust No. 11-B-10*
                                                 Trust No. 11-C-10*
                                                 Trust No. 12-10*

                                                 *By:/s/ Harry B. Emerson
                                                     --------------------------
                                                     Harry B. Emerson
                                                     Attorney-in-Fact

Date: September 6, 2001               HEARTLAND INDUSTRIAL PARTNERS, L.P.

                                      By: Heartland Industrial Associates, LLC,
                                          Its general partner By:

                                      By: /s/ David A. Stockman
                                          -------------------------------------
                                          Name: David A. Stockman
                                          Title: Senior Managing Director


Date: September 6, 2001               HEARTLAND SPRINGS INVESTMENT COMPANY

                                      By: /s/ David A. Stockman
                                          -------------------------------------
                                          Name: David A. Stockman
                                          Title: President

                                  EXHIBIT INDEX

Exhibit No.        Description
-----------        -----------

(a)(4) Press release issued by Springs Industries, Inc., dated September 5, 2001, announcing the consummation of the Merger.